TTBD, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

1. **GENERAL**

   Basis of Presentation — The accompanying financial statements of TTBD, LLC (TTBD or the "Company"), a limited liability company and securities broker-dealer, have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). TTBD is a wholly owned subsidiary of TT Securities Group, LLC (TTSG). TTSG is a wholly owned subsidiary of Trading Technologies International, Inc. (TTI).

   Nature of Operations — The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

   The Company licenses software and patents on a transactional fee basis for customers trading securities. FINRA compliance and SEC regulations require that a broker-dealer be registered when fee-based structures are in place for trading securities on a transactional basis. The customers of the Company are primarily proprietary trading firms, investment banking firms, commercial banks, and derivative exchanges. These customers are located in the United States of America, Europe, and India. Four of the Company's customers account for 80.3% of total revenue.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Revenue Recognition — Revenue from software licenses is earned on a transactional basis in the month the software is used. A receivable is established for fees earned but not yet collected.

   General and Administrative Expenses — General and administrative expenses reflect costs allocated to the Company from TTI or other affiliates of TTI for providing administrative activities to the Company. Refer to Note 5 Related Party Transactions.

   Regulatory Fees and Other Expenses — Regulatory fees and other expenses are expensed as incurred and reflect FINRA licensing fees, state filing fees, commission expenses, and other costs incurred in the normal course of business.

   Software Licensing Distribution Expense — Software licensing distribution expense pertain to TTBD's non-exclusive and non-transferable license of certain software and patents from TTI. Refer to Note 5 Related Party Transactions.

   Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

   Contingencies — In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements; however, the Company is unable to predict the outcome of these matters.

Recent Accounting Pronouncements -

During May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The ASU is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. The ASU is effective for annual reporting periods beginning after December 15, 2017. The Company adopted the new revenue guidance effective January 1, 2018. The adoption of this guidance did not impact the Company's financial position or results of operations.

3. **NET CAPITAL REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2017, the Company had net capital, as defined under the Rule, of $102,004, which was $89,933 in excess of required net capital of $12,071. The Company's aggregate indebtedness, as defined under the Rule, was 177.51% of its net capital.

The Company is exempt from the provisions of the SEC Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

4. **INCOME TAXES**

The Company currently joins TTI and its other eligible domestic subsidiaries in the filing of a consolidated federal income tax return. As a single-member limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code. The Company had no liability for unrecognized tax benefits at December 31, 2017 and there were no activities related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance for unrecognized tax benefits will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

5. **RELATED PARTY TRANSACTIONS**

The Company entered into an expense sharing agreement dated January 1, 2017, with TTI (which superseded a previous expense sharing agreement dated December 14, 2015) whereby TTI has agreed to be solely responsible for certain general and administrative expenses of the Company, and as such, TTI will be paid $5,140 per month ($61,680 annually) by the Company for being responsible for such expenses. TTI invoices TTBD monthly for the related party transactions and the invoice is settled the following month. As of December 31, 2017, $32,640 of these expenses are payable to TTI and are

included within the 'Related party payable to Trading Technologies International, Inc.' liabilities line item in the statement of financial condition.

The Company entered into a distribution agreement dated November 29, 2007 with TTI whereby TTI owns certain software and patents that it is willing to license to TTBD as a non-exclusive and non-transferable license to distribute the software. As such, TTI will be paid a license fee based on TTI's standard list pricing discounted by 20%. As of December 31, 2017, $148,136 of these expenses are payable to TTI and are included within the 'Related party payable to Trading Technologies International, Inc.' liabilities line item in the statement of financial condition.

6. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through the issuance of these financial statements and determined that there have been no events that require adjustment to or disclosure in the financial statements.

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